Exhibit 99.2

NeoGames to Commence an Offer to Acquire Aspire Global which will Create a
Leading Global Provider in Technology and Content across iLottery, Online Sports Betting and iGaming

Offer Values Aspire Global at approximately $480 million

Transaction Immediately Accretive to Earnings Before Taxes

Luxembourg – January 17, 2022 – NeoGames S.A (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery solutions today announced that it has commenced a public offer to the shareholders of Aspire Global plc (Nasdaq First North Premier Growth Market: ASPIRE), (“Aspire”), a leading B2B iGaming technology solutions provider to online sports betting and casino operators, to acquire 100% of the outstanding shares of Aspire Global. NeoGames’ offer is for a total purchase price of approximately $480 million (equivalent to SEK 4.3 billion representing SEK 91.03 per share.)

NeoGames is offering to acquire all the outstanding shares of Aspire Global through a combination of cash for 50% of Aspire Global shares at a price of SEK 111 per share, and equity consideration for the remaining 50% of Aspire Global’s shares consisting of 7.6 million newly-issued shares in NeoGames (equal to an exchange ratio of 0.32 shares in NeoGames per one share in Aspire Global). The exchange ratio was determined based on a $38.01 per share price for NeoGames and a SEK 111.00 per share price for Aspire Global.  Newly issued NeoGames shares will be delivered in the form of Swedish depository receipts (the “Offer”).

Aspire Global shareholders who in the aggregate own 67.0% of Aspire Global’s outstanding shares have irrevocably elected to accept the Offer and will elect to receive up to 100% of the 7.6 million offered NeoGames shares, as their consideration (subject to proration), which enables all other Aspire Global shareholders to elect all cash if they desire to do so.  A committee of independent Aspire Global directors has unanimously recommended to Aspire shareholders to accept the offer and to elect to receive full cash consideration.

“We are thrilled to announce this highly strategic transaction. Our objective in combining our two companies is to create a leading global provider in interactive content, proprietary technology and operations across all elements of iLottery, online sports betting and iGaming verticals,” said Moti Malul, Chief Executive of NeoGames. “By integrating our market-leading platform and scalable position within the rapidly expanding global iLottery market, with Aspire Global’s proprietary sports betting platform, BtoBet; its iGaming content and aggregation platform, Pariplay; and its proprietary content and turn-key B2B Gaming solutions, NeoGames will be positioned to significantly increase our addressable market opportunities.”

“As we have shared previously, we embarked on a process to identify external growth opportunities in areas we thought could solidify our standing as a leader in providing digital solutions to lotteries globally.  As more and more lotteries globally converge into additional gaming verticals such as online sports betting and iGaming operations, the ability to provide a wide range of products, combined with experience in their operations, is becoming increasingly important. We are confident this transaction will grow shareholder value and we consider the more than 30% accretion in the nine-month historical pro forma combined adjusted earnings before taxes a good first financial indicator of the potential of a combination,” continued Malul.

“In recent years Aspire Global has had an amazing journey.  We have seen substantial organic growth supplemented by value creating acquisitions. This transaction is the natural next step for our company, as we further enhance our scale and competitive position across all business lines,” said Tsachi Maimon, Chief Executive Officer of Aspire Global. “The objective of the combination is to generate significant long-term value for both sets of shareholders, by synergistically capitalizing on the key strengths of our two platforms and positioning them both for expansion in new and existing markets. We believe that the irrevocable commitment by a significant portion of our shareholders to elect to receive the entirety of the equity component of the deal, subject to proration, suggests strong conviction in the future of the two companies.  Not only is this a strategic fit, it is also a strong cultural fit, as significant parts of both management teams worked together extensively during NeoGames’ inception.”

Strategic Merits for the Offer

NeoGames believes the combination will result in the following benefits to the combined business:

Technology and Product Offering Enhancements Elevating the Go-To-Market Strategy

As lotteries around the world, including some of NeoGames’ existing customers, increasingly converge into other gaming verticals and seek comprehensive turn-key solutions that include iLottery, online sports betting and iGaming products and services, when selecting strategic technology partners, NeoGames believes that the ability to provide a complete end-to-end solution will be a key factor in growing market share.

Provides Strategic Opportunities to Further Accelerate and Diversify

Aspire Global’s online sports betting and iGaming operating capabilities with experience and a strong customer base outside of the U.S. is expected to help NeoGames establish itself in the sports betting and iGaming verticals in emerging high-growth regions, such as Latin America and Africa. At the same time, NeoGames’ positioning in the U.S. as a leading gaming provider, with proprietary technology that is deployed and operational across more than a dozen markets and includes lottery and gaming platforms, could further facilitate and accelerate Aspire Global’s entry into the growing U.S. market.

Commitment to Continued Profitable Growth

Aspire Global currently operates a pure B2B model following the recent divestiture of its B2C operations. Both NeoGames and Aspire Global’s B2B operations have operated profitably as high-growth entities for several years.  From 2017 through the year ended 2020, Aspire Global’s compounded annual revenue growth in its B2B segment was 35.7%, while maintaining its profitability.  Furthermore, the potential reduced reliance on third party vendors, as well as increased total addressable market (TAM) and growth profile, are anticipated to lead to additional opportunities to accelerate growth and to further expand NeoGames’ already strong margins. NeoGames believes that the combination of its and Aspire Global’s global reach will result in efficient and expedited product development and new market launches, and will create meaningful revenue synergies over the long term.

Enhanced Management Expertise and Company Structure

Having worked together successfully in the past, NeoGames’ and Aspire Global’s management teams benefit from a strong cultural fit focusing on innovation and applying a customer-centric approach to their respective markets and products.

NeoGames intends to structure the combined business in a way that would enable parallel focused growth in both iLottery and iGaming and therefore expects to maintain separate business divisions across verticals by forming a new iGaming business division that will include substantially all of Aspire Global’s current operations and employees, side by side with the iLottery division that is NeoGames today, enabling both divisions to fully focus on their domains and flourish while benefiting from synergies.

Financing

The Offer will be funded through a combination of newly issued NeoGames shares and cash. The Company expects to issue 7.6 million shares to shareholders of Aspire Global as payment of the equity component of the Offer. The Company expects to pay cash of up to approximately $293 million, (equivalent to SEK 2.64 billion) related to the cash component of the Offer.  The Company has obtained fully committed debt financing from Blackstone Alternative Credit Advisors LP, consisting of a €188 million (approximately $215 million) term loan, to partially fund the cash portion of the Offer.  The term loan, along with a €13 million (approximately $15 million) overfund facility, has a 6-year maturity.  Any remaining conditional cash portion of the Offer will be funded with cash on hand after settlement.

The ratio of Net debt to pro forma Adjusted EBITDA for the trailing twelve months at close is expected to be at or below 3.3x at the time of closing.  Strong free cash flow generation is expected to support deleveraging, with a near term target leverage ratio below 3.0x.

Management and the Board

The combined company is expected to be led by Moti Malul, who will continue as Chief Executive Officer, and Raviv Adler as Chief Financial Officer. Tsachi Maimon, the Chief Executive Officer of Aspire Global, is expected join NeoGames as President and lead the newly formed iGaming division.

The current Board of Directors of NeoGames is expected to remain in place with no changes.

Timing and Approvals

The transaction was reviewed and approved by a committee of the NeoGames Board of Directors comprised entirely of independent directors.

According to the preliminary timeline, an offer document regarding the Offer is expected to be published on or about April 4, 2022. The acceptance period for the Offer is expected to commence on or about April 5, 2022 and end on or about May 3, 2022. The expected settlement date is to be on or about May 17, 2022.

The terms and conditions of the Offer, which are directed only to shareholders in permitted jurisdictions, are set forth in a separate Offer Announcement, and can be accessed at the NeoGames website in the investor relations section.

The Offer is subject to certain regulatory approvals, the receipt of valid tenders of not less than 90% of Aspire Global’s shares and customary closing conditions and is expected to be completed during the first half of 2022.

Exchange Rates

All US dollar figures are converted at a ratio of 9.01 Swedish Krona to one U.S. dollar and 0.877 Euros to one U.S. dollar, which were the conversion rates as of January 14, 2022.

Investor Presentation

An investor presentation providing an overview of the transaction including additional financial information is available on NeoGames’ Investor relations website at ir.neogames.com and was filed in a Form 6-K with the SEC.

Investor Call

NeoGames will host a live conference call and audio webcast to discuss the transaction on Tuesday, January 18, 2022 at 8:30 a.m. Eastern Time.

The conference call may be accessed by dialing (833) 301-1152 for U.S. domestic callers or (914) 987-7393 for international callers. Once connected with the operator, please provide the conference ID of 20043271.

A live audio webcast of the conference call may be accessed on the Company’s website at ir.neogames.com. The replay of the audio webcast will be available on the Company’s investor relations website shortly after the call.

Advisors

NeoGames retained Stifel as its exclusive financial advisor and debt advisor and Latham & Watkins LLP, Herzog Fox & Neeman, Hannes Snellman Attorneys Ltd and Allen & Overy LLP as its legal advisors.

NeoGames’ independent director committee retained Goldman Sachs & Co. LLC as its financial advisor and Jones Day as its legal advisor.

Aspire Global retained Oakvale Capital as its financial advisor and Baker McKenzie as its legal advisor for the transaction.

About NeoGames

NeoGames, incorporated in Luxembourg, is a technology-driven innovator and a global provider of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames’ pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. As a trusted partner to lotteries worldwide, the Company works with its customers to maximize their success, offering a comprehensive solution that empowers them to deliver enjoyable and profitable iLottery programs to their players, generate more revenue, and direct proceeds to good causes.

Important Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Aspire Global. The solicitation and offer to buy shares of Aspire Global will only be made pursuant to the offer document regarding the Offer that NeoGames intends to deliver to Aspire Global shareholders in accordance with the prospectus regulation (EU 2017/1129) and the Swedish Takeover Rules applicable to multilateral trading platforms.  Such offer document will be made available at NeoGames’ investor relations website at www.neogames.com and the SEC’s website at www.SEC.gov.  Information regarding the Offer to the shareholders of Aspire Global as announced in a separate press release is available only to shareholders in certain permitted jurisdictions.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the potential opportunities and benefits of a combination of NeoGames and Aspire Global, and assumptions underlying such statements, as well as statements that include the words “expect,” “intend,” “potential,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in NeoGames’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2020, as such factors may be updated from time to time in NeoGames’ other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, NeoGames operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for NeoGames’ management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that NeoGames may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Furthermore, completion of the Offer and closing of the combination between NeoGames and Aspire Global is subject to various conditions and there can be no assurances that the transaction will be consummated. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts

Investor Contact:
Ir@neogames.com

Media Relations:
Pr@neogames.com